Signum Growth Capital LLC

Statement of Financial Condition
For the Year Ended December 31, 2023
With Report of Independent Registered Public Accounting Firm

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SEC FILE NUMBER
8-70297

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Signum Growth Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

23 WELLSFORD DRIVE
(No. and Street)

GOSHEN	CT	06756
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard Daniels	(212)751-4422	RDaniels@dfppartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

YSL & Associates LLC
(Name – if individual, state last, first, and middle name)

11 Broadway, Suite 700	New York	NY	10004
(Address)	(City)	(State)	(Zip Code)

06/06/2006	2699
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Angela Dalton_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Signum Growth Capital LLC_____, as of December 31_____, 2 023____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



```
LORI ALESSI
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01AL6425911
Qualified In Queens County
Commission Expires November 29, 20.25
```

Signature:

Title:
CEO

Lori Alessi
Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Contents



YSL & Associates LLC

Certified Public Accountants │ Member of Parker Russell International

11 Broadway, Suite 700, New York, NY 10004   Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Signum Growth Capital LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Signum Growth Capital LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

YSL & Associates LLC

We have served as Signum Growth Capital LLC's auditor since 2019.

New York, NY

March 20, 2024

Signum Growth Capital LLC
Statement of Operations
For the Year Ended December 31, 2023

Assets

Cash	$	561,766
Accounts receivable		30,000
Prepaid expenses		7,816
Other assets		1,940
Total assets	$	601,522

Liabilities and Member's Equity

Accounts payable and accrued expenses	$	74,896
Pension payable		176,477
Total liabilities		251,373
Member's equity		350,149
Total liabilities and member's equity	$	601,522

The accompanying notes are an integral part of these financial statements.

Signum Growth Capital LLC
Notes to Statement of Financial Condition
December 31, 2023

1.   **Organization**

Signum Growth Capital LLC, (the "Company"), is a single member liability company organized under the laws of the state of Delaware, is registered as a broker-dealer in securities with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company participates in transactions related to Mergers and Acquisitions and Private Placements.

2.   **Summary of Significant Accounting Policies**

Basis of Presentation
The Company's statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Cash
Cash consists of cash in banks, primarily held at one financial institution which at times may exceed federally insured limits. Funds deposited with a single financial institution are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any losses in such accounts related to exceeding these limits.

Income Taxes
The Company is a single-member limited liability company and is treated as a disregarded entity for tax purposes, accordingly, no provision has been made in the accompanying financial statements for any federal or state income taxes. The Company is subject to New York City taxes. The Company's income or loss is reportable by its member on their individual tax return.

In 2022, the Company moved out of New York City and is no longer subject to NYC UBT tax. For the year ended December 31, 2023, the Company had a reversal of prior year New York City UBT tax over accrual of $10,684.

Revenue from Contracts with Customers
Revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company's principle source of revenue from contracts with customers is derived from advisory fees associated with public and private capital raising transactions and providing strategic advisory services.

2.   **Summary of Significant Accounting Policies (continued)**

Revenue from Contracts with Customers (continued)
Advisory fees: The recognition and measurement of advisory fees is based on the assessment of individual contract terms. Revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

Placement fees: The Company earns agency placement fees in non-underwritten transactions, such as private placements of loans and debt and equity securities, including, private investment in public equity transactions ("PIPEs"), and as sales agent in at-the-market offerings of equity securities. The Company records placement revenues, which consist entirely of fixed consideration, (which may be in cash and/or securities) at the point in time when the services for the transactions are completed under the terms of each assignment or engagement. This is generally the closing date of the transaction or where the contract is cancelled. Accordingly, this revenue stream includes two performance obligations: advisory services and placement fees.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract. The Company had no contract assets or liabilities at January 1, 2023 and December 31, 2023.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Accounts Receivable
Receivables from customers are uncollateralized customer obligations due under normal trade terms when an invoice is rendered by the Company. The Company had $30,000 of accounts receivable balances as of December 31, 2023 and December 31, 2022.

2. **Summary of Significant Accounting Policies (continued)**

Allowance for Credit Losses
Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including accounts receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with accounts receivables is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management does not believe that an allowance is required as of December 31, 2023.

3. **Commitments and Contingencies**

The nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such actions against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company. The Company had no underwriting commitments, or contingent liabilities at December 31, 2023.

4. **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for the first year and then 15 to 1 thereafter. At December 31, 2023, the Company had net capital of approximately $310,000 which exceeded the required net capital minimum of $100,000 by approximately $210,000. At December 31, 2023, the ratio of aggregate indebtedness to net capital was 0.81 to 1.

5.   **Retirement Plans**

The Company sponsors a 401(K) plan and maintains a profit-sharing plan covering eligible employees. Annual contributions to the plan are at the discretion of the Managing Member and are limited to the percentage of eligible employee compensation under relevant Internal Revenue Code sections. The Company accrued $26,477 pension liability as of December 31, 2023 under the 401K and profit-sharing plan.

The Company participates in a noncontributory defined benefit pension plan which covers substantially all of its employees, and is funded through a trust established under the plan. The Company accrued $150,000 pension liability as December 31, 2023 under this plan.

The benefits are based on years of service, and the employee's compensation during the five consecutive years in which their average compensation was highest. Funding of retirement costs for the plan complies with the funding requirements of the Employee Retirement Income Security Act of 1974 ("ERISA") and other federal legislation. The only eligible employee is the sole owner of the company. In March 2024, the company made the decision to terminate the defined benefit plan. The sole owner and beneficiary will not hold the company responsible for any unfunded liabilities.

Obligations and Funded Status

		Pension Benefits		
At December 31		2023		2022
Change in benefit obligation				
Benefit obligation at beginning of year	$	654,409	$	701,156
Service Cost	$	259,716	$	349,281
Interest Cost	$	35,524	$	19,534
Amendment	$	0	$	0
Assumption changes	$	(87,211)	$	(403,163)
Actuarial (gain)/loss	$	31,181	$	(12,399)
Benefits paid	$	0	$	0
Benefit obligation at end of year	$	893,619	$	654,409
Change in plan assets				
Fair value of plan assets at beginning of year	$	427,447	$	262,991
Actual return on plan assets	$	112,123	$	(100,035)
Employer contribution	$	120,000	$	264,491
Expenses	$	0	$	0
Benefits paid	$	0	$	0
Fair value of plan assets at end of year	$	659,570	$	427,447
Funded Status at end of year	$	(234,049)	$	(226,962)

Signum Growth Capital LLC
Notes to Statement of Financial Condition
December 31, 2023

5. Retirement Plans (continued)

Amounts recognized in the statement of financial position consist of:

| | Pension Benefits | | | |
	2023		2022	
Noncurrent assets	$	0	$	0
Current liabilities	$	0	$	0
Noncurrent Liabilities	$	(234,049)	$	(226,962)
	$	(234,049)	$	(226,962)

Amounts recognized in accumulated other comprehensive income consist of:

| | Pension Benefits | | | |
	2023		2022	
Net loss (gain)	$	(271,024)	$	(129,078)
Prior service cost (credit)	$	0	$	0
Transition obligation (asset)	$	0	$	0
	$	(271,024)	$	(129,078)

Summary of Benefit Obligations and Plan Assets

At December 31	2023		2022	
Projected benefit obligation	$	893,619	$	654,409
Accumulated benefit obligation	$	893,619	$	654,409
Fair value of plan assets	$	659,570	$	427,447
Market-related value of assets	$	659,570	$	427,447

Components of Net Periodic Benefit Cost and Other Amounts Recognized in Other Comprehensive Income

| | Pension Benefits | | | |
	2023		2022	
Service Cost	$	259,716	$	349,281
Interest cost	$	35,524	$	19,534
Expected return on plan assets	$	(25,122)	$	(19,750)
Amortization of transition (asset)/obligation	$	0	$	0
Amortization of prior service cost	$	0	$	0
Amortization of net (gain) loss	$	(1,085)	$	34,029
Net periodic benefit cost	$	269,033	$	383,094

5.   Retirement Plans (continued)

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income

	Pension Benefits			
	2023		2022	
Net loss (gain)	$	(141,946)	$	(329,806)
Prior service cost (credit)	$	0	$	0
Amortization of prior service cost	$	0	$	0
Amortization of transition asset	$	0	$	0
Total recognized in other comprehensive income	$	(141,946)	$	(329,806)
Total recognized in net periodic pension benefit cost and other comprehensive income	$	127,087	$	53,288

The estimated net loss and prior service cost for the defined benefit pension plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are ($55,896) and $0 respectively.

Assumptions

Measurement Date:

The measurement date for assets and liabilities is December 31

Actuarial Cost Method:

Projected Unit Credit (as defined in ASC 715)

Asset Valuation Method:

The market-related value of plan assets is equal to the fair value

Demographic Actuarial Assumptions:

		2023	2022
Mortality Tables:	Pre-Retirement	None	None
	Post-Retirement	RP - 2014	RP - 2014
Improvement Scale		MP - 2021	MP - 2021

Weighted-average assumptions used to determine benefit obligations at December 31

	2023	2022
Discount rate	5.31%	5.01%
Rate of compensation increase	3.00%	3.00%

5.   Retirement Plans (continued)

Weighted-average assumptions used to determine net periodic benefit cost for fiscal years ended December 31

	2023	2022
Discount rate	5.01%	2.83%
Expected long-term return on plan assets	5.00%	5.00%
Rate of compensation increase	3.00%	3.00%

Contributions

Signum Growth Capital expects to contribute $150,000 to its pension plan in the fiscal year beginning January 1, 2024 and ending December 31, 2024.

Estimated Future Benefit Payments

2024	$ 0
2025	$ 0
2026	$ 0
2027	$ 0
2028	$ 0
Years 2029-2033	$ 4,045,508

6.   Concentrations

For the year ended December 31, 2023, two clients accounted for approximately 96% of revenue and one client makes up the accounts receivable balance at December 31, 2023.

7.   Subsequent Events

The Company has evaluated subsequent events that have occurred subsequent to December 31, 2023 through March 20, 2024, the date that the financial statements were available to be issued. All subsequent events requiring recognition as of the auditor's report date, have been incorporated into the statement of financial condition herein.